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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    S.R. One, Limited                         Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)           Ribi Immunochem Research, Inc. (RIBI)  (Month/Day/Year)
     (Last)     (First)     (Middle)            12/31/96                 ------------------------------------
    Bay Colony Executive Park              ----------------------------  5. Relationship of Reporting        7. Individual or
    565 E. Swedesford Road                3. IRS or Social Security          Person to Issuer                  Joint/Group
----------------------------------------     Number of Reporting           (Check all applicable)              Filing Check
Suite 315                                    Person (Voluntary)         ----- Director    -X-  10% Owner       Applicable Line)
Radnor              PA         19087          23-1729901                ----- Officer    ----- Other (specify  -- Form filed by one
--------------------------------------     ----------------------------  (give title below)     below)            Reporting Person
      (City)      (State)      (Zip)                                                                            X Form filed by
                                                                                                                  more than One
                                                                                                                  Reporting Person
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)

Common Stock                                      750,608                           D
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Common Stock                                    1,103,448                           I                      by Corporation
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (7/96)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

Non-Qualified Stock Option
(right to buy)                 12/31/96    12/31/98       Common Stock    551,724        (2)            I        by Corporation (1)
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Warrant to Purchase Common
Shares                         12/31/96    12/31/99       Common Stock    500,000       $5.0000         I        by Corporation (1)
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Explanation of Responses:

(1)  Owned of record by SmithKline Beecham Biologicals Manufacturing S.A., an affiliate of Reporting Person, both of which are under common control as subsidiaries of SmithKline Beecham Corporation.

(2)  The purchase price is defined as the average of the mean of the high and low prices for the Common Shares as reported on the
NASDAQ National Market tier of the NASDAQ Stock Market for each of the five (5) consecutive trading days ending two (2) trading days prior to December 31, 1998, the expiration date for Stock Options.



**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date

Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (7/96)

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